February 24, 2025

By Electronic Submission

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Steve Lo Craig Arakawa

Re: Greenfire Resources Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2023
File No. 001-41810

Dear Mr. Lo and Mr. Arakawa,

This letter is submitted on behalf of Greenfire Resources Ltd. (“Greenfire” or the “Company”) in response to the comment provided by staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 7, 2025 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-41810) (the “2023 Annual Report”. For your convenience, we have set forth the original comment from your letter below.

Comment

We note your response to prior comment 1 states that you view operating netback as a measure of operating efficiency. Please further explain how GAAP revenues represents a comparable GAAP measure of operating efficiency given that it does not include any components that demonstrate your ability to manage costs of production or operations. Please tell us the considerations you have given to other GAAP measures of operating efficiency, such as gross margin, in determining the starting point for your non-GAAP reconciliation.

Response

As expressed in our prior response letter, Greenfire believes that reconciling operating netback to oil sales (revenue) was the most appropriate approach, because the reconciliation aligns with the calculation requirements of National Instrument 51-101: Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”), which mandate that netback be calculated by subtracting all production costs, royalties, and production taxes from the price received (revenue).

Upon further reflection and in consideration of the Staff’s comment, Greenfire acknowledges that reconciling operating netback to a measure that includes components demonstrating the Company’s ability to manage costs of production or operations would more closely align the disclosure with SEC rules and guidance related to non-GAAP measures.

Prospectively, Greenfire will add gross profit as a supplementary measure prepared on a consistent basis with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and will reconcile operating netback to this supplementary measure. An example of that reconciliation using the financial information for the year ended December 31, 2023 is included in Exhibit A.

We also note that while it was ineligible to do so for the 2023 Annual Report, Greenfire is now eligible to use the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”), and intends to use Form 40-F in lieu of Form 20-F for its upcoming 2024 annual report.

In light of the above considerations, Greenfire will revise its non-GAAP disclosure in future filings to reconcile operating netback to gross profit.

Should you have any further questions or require additional information, please do not hesitate to contact us.

Thank you for your attention to this matter.

Sincerely,

/s/ Tony Kraljic

Tony Kraljic

Chief Financial Officer
Greenfire Resources Ltd.
403-668-5298

Tkraljic@greenfireres.com

Exhibit A